Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of August 13, 2009 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto as of and for the six months ended June 30, 2009, and in conjunction with the Company’s audited annual financial statements and the MD&A for the year ended December 31, 2008.  All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com, or at the Company’s website at www.internationalroyalty.com.

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC’s expectations as to the production start dates for the Belahouro, Las Cruces and Pascua projects on which IRC has royalties.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “believes” or variations of such words and phrases, or words that state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.

IRC’s forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties are based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent IRC’s views as of the date of this document and subsequent events and developments may cause IRC’s views to change. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.

SUMMARY OF FINANCIAL INFORMATION:

($ thousands, except per share data, unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Statement of Operations
Royalty revenues	$6,098	$8,610	$13,197	$18,893
Earnings from operations	134	2,198	54	4,998
Earnings (loss) before income taxes	(8,798)	1,465	(7,879)	4,713
Net earnings (loss)	(7,908)	927	(4,603)	3,338
Basic and diluted net earnings (loss) per share	$(0.10)	$0.01	$(0.06)	$0.04

Statement of Cash Flows
Cash provided by (used in) operating activities	$2,921	$(467)	$7,601	$5,931

			June 30, 2009	December 31, 2008
Balance Sheet
Total assets			$370,024	$376,570
Shareholders’ equity			291,507	297,280

FINANCIAL PERFORMANCE

Financial overview

On April 9, 2009, the Company acquired all of the outstanding common shares of McWatters Mining, Inc. (“McWatters”) representing a 45% voting interest. A class of voting preferred shares created under a Plan of Arrangement and issued to all former common shareholders of McWatters is entitled to 55% of the votes.  As a result of the transaction, the Company expensed transaction costs of $6.7 million.  McWatters has estimated accumulated non-capital losses carried forward for federal and Quebec purposes totalling CA$92.9 million and CA$92.7 million, respectively, which are available to reduce future taxable income, the benefits of which have not been recognized in the financial statements. As a result of this transaction, the Company was not required to pay taxes to Canada Revenue Agency in June 2009. The Company paid $7.5 million in taxes in June 2008. The Company also reduced its current taxes payable by approximately $4.6 million from its liability at March 31, 2009.

Royalty revenues were $6.1 million for the quarter ended June 30, 2009 compared to $8.6 million for the quarter ended June 30, 2008.  The decrease is due to a decrease in the revenue from the Voisey’s Bay mine of $3.2 offset by royalty revenue from the Skyline thermal coal mine of $259,000, the newly acquired Johnson Camp copper mine of $106,000 and the newly commissioned Gwalia Deeps gold mine of $424,000.  Revenue recognized from the 2.7% Net Smelter Return (“NSR”) on the Voisey’s Bay nickel, copper and cobalt mine was $4.6 million for the quarter ended June 30, 2009 and $8.0 million in 2008.  The decrease in revenue from the Voisey’s Bay mine was due to an increase in production of contained nickel in concentrate offset by significantly lower nickel prices in 2009 as compared to 2008.  Total contained nickel in concentrates paid on the Voisey’s Bay mine during the quarter ended June 30, 2009 was approximately 42.0 million pounds compared to approximately 30.5 million pounds for the quarter ended March 31, 2008.  The increase in paid production was offset by a decrease in the average price of nickel during the quarter from $12.93 per pound in 2008 to $4.99 per pound in 2009.

Income from operations was $134,000 during the quarter ended June 30, 2009 compared to earnings from operations of $2.2 million for the quarter ended June 30, 2008.  The lower earnings from operations are primarily attributable to lower revenue from Voisey’s Bay as discussed above, increased amortization on Voisey’s Bay due to the increased production, increased payroll costs and additional professional fees attributable to business development opportunities.

Net earnings decreased in the second quarter of 2009 when compared to the second quarter of 2008.  This was due in part to the decrease in gross revenues and an increase in amortization being offset by decreases in royalty taxes and general and administrative expenses during the period.  In addition, the Company expensed $6.7 million of acquisition costs related to the purchase of 100% of the outstanding common shares of McWatters Mining, Inc. on April 9, 2009.  The Company also had a foreign currency loss of $1.4 million in the second quarter of 2009, compared to $117,000 in the second quarter of 2008.

Cash flow from operations for the quarter ended June 30, 2009 increased $3.4 million compared to the quarter ended June 30, 2008.  The increase is primarily due to the decrease in revenues discussed above net loss for the period offset by a decrease in income tax payable.

For the six months ended June 30, 2009, royalty revenues were $13.2 million compared to $18.9 million for the six months ended June 30, 2008.  The decrease is due to a decrease in the revenue from the Voisey’s Bay mine of $7.0 million offset by royalty revenue from the Skyline thermal coal mine of $584,000, the newly acquired Johnson Camp copper mine of $106,000 and the newly commissioned Gwalia Deeps gold mine of $738,000.  Revenue recognized from the 2.7% Net Smelter Return (“NSR”) on the Voisey’s Bay nickel, copper and cobalt mine was $10.6 million for the six months ended June 30, 2009 and $17.6 million in 2008.  The decrease in revenue from the Voisey’s Bay mine was due to an increase in production of contained nickel in concentrate offset by significantly lower nickel prices in 2009 as compared to 2008.  Total contained nickel in concentrates paid on the Voisey’s Bay mine during the six months ended June 30, 2009 was approximately 95.3 million pounds compared to approximately 83.7 million pounds for the six months ended June 30, 2008.  The increase in paid production was offset by a decrease in the average price of nickel during the period from $12.63 per pound in 2008 to $4.82 per pound in 2009.

Income from operations was $54,000 during the six months ended June 30, 2009 compared to earnings from operations of $5.0 million for the six months ended June 30, 2008.  The lower earnings from operations are primarily attributable to lower revenue from Voisey’s Bay as discussed above, increased amortization on Voisey’s Bay due to the increased production, increased payroll costs and additional professional fees attributable to business development opportunities.

Net earnings decreased for the first six months of 2009 when compared to the first six months of 2008.  This was due in part to the decrease in gross revenues and an increase in amortization being offset by decreases in royalty taxes and general and administrative expenses during the period.  In addition, the Company expensed $6.7 million of acquisition costs related to the purchase of 100% of the outstanding common shares of McWatters Mining, Inc. on April 9, 2009.  The Company also had a foreign currency gain of $390,000 for the first six months of 2009, compared to $963,000 in 2008.

Cash flow from operations for the six months ended June 30, 2009 increased $1.7 million compared to the six months ended June 30, 2008.  The increase is primarily due to the decrease in revenues discussed above net loss for the period offset by a decrease in income tax payable.

In March 2009, the Canadian government enacted new legislation which allowed qualifying taxpayers the ability to file their 2008 and subsequent Canadian tax returns using a functional currency which is other than the Canadian dollar.  As a result of the legislation becoming substantively enacted for financial reporting purposes in the six months ended June 30, 2009, foreign currency losses of approximately $1.8 million previously recognized in 2008 were reversed in March 2009 and have been recorded as a foreign currency gain on the consolidated statement of operations for the six months ended June 30, 2009.

Also, as a result of this new legislation, the Company translated its non-monetary assets to a U.S. value using the foreign currency exchange rate of CA$1.00 to US$1.012, the rate provided for by the new legislation. The use of this rate to lock in the U.S. dollar value of the assets created a permanent benefit in the tax basis of certain of the company’s assets.  This change in tax basis created a future tax benefit of $2.0 million, which has been reflected in the consolidated statement of operations for the six months ended June 30, 2009.

Royalty revenue and operations

			Payable Metal Production (1)
			Quarter Ended June 30,		Six Months Ended June 30,
Mine	Commodity	Royalty	2009	2008	2009	2008
Voisey’s Bay
	Nickel	2.7% NSR	42,047	30,504	95,314	68,460
	Copper	2.7% NSR	9,063	8,629	25,292	42,486
	Cobalt	2.7% NSR	1,732	1,551	4,267	3,121

Southern Cross	Gold	1.5% NSR	39	37	76	73

Skyline	Thermal Coal	1.413	574	-	1,331	-

Gwalia Deeps	Gold	1.5% NSR	31	-	54	-

Williams	Gold	0.25% NSR	37	31	91	69

Meekatharra	Gold	0.45% NSR	-	13	-	24

Johnson Camp	Copper	2.5% NSR	2,070	-	2,070	-

	Revenue (thousands)
	Quarter Ended June 30,		Six Months Ended June 30,
Mine	2009	2008	2009	2008

Voisey’s Bay	$4,646	$7,986	$10,579	$17,584

Southern Cross	545	478	1,051	1,007

Skyline	259	-	584	-

Gwalia Deeps	424	-	738	-

Williams	85	69	206	156

Meekatharra	-	51	-	93

Johnson Camp	106	-	106	-

Avebury (2)	-	-	(104)	-

(1)

Gold is in thousands of ounces; thermal coal is in thousands of tonnes; nickel, copper and cobalt are in thousands of contained pounds in concentrate.  Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period. Production reports are received from the operators of the properties.

(2)

2009 amount represents an adjustment upon settlement of revenue from the fourth quarter of 2008.

Average metal prices realized (in US$) (unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Gold, per ounce	$926	$851	$919	$912
Thermal coal, per tonne	31.92	-	31.04	-
Nickel, per pound (1)	4.99	12.93	4.82	12.63
Copper, per pound (1)	1.80	5.00	1.66	3.09
Cobalt, per pound (1)	15.15	47.17	13.05	46.55

(1)

Before transportation, smelting and refining costs.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property.  Amortization on mineral properties was $3.3 million in the second quarter of 2009 and $7.6 million for the six months ended June 30, 2009, up from $2.5 million and $6.0 million, respectively, in 2008.   The increases are attributable to the increased production at the Voisey’s Bay and the Southern Cross mines, the start of production at the Gwalia Deeps property in the fourth quarter of 2008 and the newly acquired Skyline and Johnson Camp properties.

All proceeds from the Voisey’s Bay royalty are subject to the Newfoundland and Labrador Mining and Mineral Rights Tax of 20%.  The tax was $942,000 in the second quarter and $2.1 million for the six months ended June 30, 2009, compared to $1.6 million and $3.5 million in the respective periods of 2008.

Costs and expenses

General and administrative expenses were $1.4 million for the second quarter of 2009, compared to $1.7 million in 2008.  Salary and other payroll costs decreased by $28,000 in 2009 to $692,000, related to a higher allocation of management’s time to business development in 2009 than in 2008.  Stock compensation costs decreased from $377,000 in 2008 to $183,000 in 2009.  The decrease is a result of new stock option grants to personnel in 2008 having a lower fair value than previously issued options which expired.

For the six months ended June 30, 2009, general and administrative expenses were $2.8 million, compared to $3.5 million in 2008.  Salary and other payroll costs decreased by $20,000 in 2009 to $863,000, related to a higher allocation of management’s time to business development in 2009 than in 2008.  Stock compensation costs decreased from $720,000 in 2008 to $385,000 in 2008.  The decrease is a result of new stock option grants to personnel in 2008 having a lower fair value than previously issued options which expired.  Shareholder costs decreased during the period from $595,000 in 2008 to $408,000 in 2009, primarily due to IRC personnel performing more of the work in-house.  Legal and other professional fees also decreased during the period, from $712,000 in 2008 to $657,000 in 2009.

In the second quarter of 2009, business development expenses were $323,000, down from $535,000 in 2008.  For the six months ended June 30, 2009, business development expenses were $609,000 compared to $887,000 for the same period in 2008.  The decrease in both of these periods was primarily due to a decrease in professional fees related to potential acquisitions.  Also, salary costs increased due to more of the President and the Chief Executive Officer’s salary being allocated to business development in 2009.

Interest expense was $877,000 in the second quarter of 2009 compared to $781,000 in 2008, due to the accretion of the purchase transaction costs of $106,000.

For the six months ended June 30, 2009, interest expense was $1.7 million compared to $1.6 million in 2008, due to the accretion of the purchase transaction costs of $106,000.

There was no impairment of royalty interests in mineral properties during the three and six months ended June 30, 2009 and 2008.

The Company had a foreign currency loss, net of the unrealized gain on the foreign currency contract, of $1.4 million in the second quarter of 2009 due to the large decrease in the value of the U.S. dollar relative to the Canadian dollar during the quarter.  The loss related primarily to the Company’s future tax liabilities of which are significantly denominated in Canadian dollars.   For the six month period, the Company had an unrealized foreign currency gain of $389,000 compared to $963,000 in 2008.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash flow provided by operating activities was $2.9 million for the quarter ended June 30, 2009, compared to cash flow used in operating activities of $467,000 for the quarter ended June 30, 2008.  Cash flow provided by operating activities was $7.6 million for the six months ended June 30, 2009 compared to $5.9 million for the six months ended June 30, 2008.  The change for both periods is due to the decrease in revenues discussed above offset by a decrease in income tax payable.  IRC made an income tax payment of $7,502,000 on June 30, 2008. There were no tax payments made in prior periods.  Also, royalties receivable and net income for the periods decreased primarily due to the decrease in metal prices from the comparable period in 2008 as discussed above.

The Company receives its royalty payment on the Voisey’s Bay mine from Vale Inco net of the 20% mineral rights tax of Newfoundland and Labrador (“Mineral Rights Tax”).  Since the Company is ultimately obligated to pay this tax, the revenues received are reported gross, before the Mineral Rights Tax.

Investing Activities

The Company completed the acquisition of one royalty during the six months ended March 31, 2009 for total consideration of $5,022,000, including transaction costs of $72,000 which were paid in April 2009.  During the six months ended June 30, 2008, the Company completed the acquisition of five of its royalties (Avebury, Bell Creek, Melba Flats, Merlin and Westmoreland) for total consideration of $17.1 million in cash, including transaction costs.  These royalties were previously included in other assets as the consideration was paid in 2007, but the fianl closing was not completed until June 2008.  Also, the Company completed the acquisition of one royalty during the six months ended June 30, 2008 for total consideration of $516,000.  Additional legal fees totalling $119,000 were capitalized on other royalty acquisitions that closed at the end of 2007.  During the first quarter of 2009, the Company received a refund of stamp duty paid to the government of Western Australia totaling $413,000 related to royalty interests acquired in 2006.  The original amount paid was capitalized and allocated among the royalties acquired; thus, the refund was recorded as a reduction to the original purchase price.  During the second quarter of 2009, the Company acquired cash of $199,000 related to the acquisition of McWatters Mining, Inc.

These acquisitions were funded from existing cash reserves, the proceeds from the Unit Offering discussed below and from access to its Revolving Credit Facility (see “Cash Resources and Liquidity” below).

Financing Activities

During the six months ended June 30, 2009 and 2008, the Company paid dividends of $1,570,000 and $1,177,000, respectively, equal to $0.02 and $0.015 per share, respectively.

During the six months ended June 30, 2009, the Company made payments of $2.7 million on its revolving credit facility.

During the six months ended June 30, 2008, the Company received $13,000 from the exercise of stock options.

Cash Resources and Liquidity

On July 15, 2009, the Company closed an offering of 14,100,000 common shares (the "Common Shares") of IRC at a price of CA$3.55 per Common Share for total gross proceeds of CA$50,055,000. The Company also granted to the underwriters an over-allotment option of up to 2,115,000 Common Shares which were fully subscribed on July 24, 2009 at a price of CA$3.55 per share for gross proceeds of CA$7,508,250.  Closing of the option brings total gross proceeds from the offering to CA$57,563,250, and net proceeds to approximately CA$54.1 million.  IRC’s total common shares outstanding after the issue are 94,695,356 shares.

The Company had a cash position of $2.0 million and a working capital deficit of $5.2 million at June 30, 2009, compared to $3.4 million and $2.2 million, respectively, at December 31, 2008.  The decrease in cash and cash equivalents and working capital during the period was primarily due to cash flows from operations offset by the acquisition of royalty interests and the payment of dividends during the quarter.  Also, in 2009, the revolving credit facility totalling $300,000 million has been moved to a current liability since it matures in January 2010.

The Company entered into a credit agreement with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $40.0 million. The Revolving Facility is used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.  The Revolving Facility matures January 8, 2010.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers’ acceptances, priced at the chosen rate plus an applicable margin that ranges from 1% to 2%. The rate on the outstanding borrowings as of June 30, 2009 was 5.50%.  The Company pays a standby fee of 1% per annum on the undrawn amount of the Revolving Facility.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility.  IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

The Company’s contractual obligations for future principal payments are summarized below.  Interest payments  on the Company’s debentures are CA$1,650,000, payable semi-annually.

($ in thousands )
Year	Principal Obligations
2009	$-
2010	300
2011	25,965	(1)
2012	-
2013	-

Total	$26,265

(1)

The debenture obligation is denominated in CA$.  The total amount of CA$30.0 million was converted to US$ equivalents using an exchange rate of CA$1.00 to US$0.8655 as of June 30, 2009.

Summary of Quarterly Results

	2009		2008				2007
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Royalty revenues	$6,098	$7,099	$9,035	$13,791	$8,610	$10,283	$12,734	$13,738
Earnings (loss) from operations	134	(80)	(5,602)	2,966	2,198	2,800	2,973	5,509
Net earnings (loss)	(7,908)	3,305	(662)	460	927	2,411	5,275	1,413
Basic and diluted earnings (loss) from operations per share	0.00	(0.00)	(0.07)	0.04	0.03	0.04	0.04	0.08
Basic and diluted net earnings (loss) per share	$(0.10)	0.04	(0.01)	0.01	0.01	0.03	0.07	0.02

The higher royalty revenues during 2007 were primarily a result of metal prices at that time.  During 2008, paid production from Voisey’s Bay was higher than in previous quarters, but nickel prices declined from a high of $24.69 per pound in 2007 to low of $4.08 per pound in 2008.  Thus, the Company realized declining revenues throughout 2008 and higher amortization due to the increased production. The benefit of the increased production was partially offset during 2008 by an increase in the mineral tax as reported by the operator of the mine, Vale Inco.  In the first and second quarters of 2009, production from Voisey’s Bay continued to be strong, but was offset by low nickel prices. The Company realized $4.99 per pound on production of 42.0 million pounds during the second quarter of 2009 and $4.69 per pound on production of 53.3 million pounds during the first quarter of 2009.  Finally, due to the seasonal nature of shipments from the Voisey’s Bay mine, there are only four nickel concentrate shipments and no copper concentrate shipments during the period between December 7 and May 21, resulting in much higher shipments during the summer and fall months.  The result is reduced royalty revenues from copper shipments in the second quarter of each year and increased expected royalty revenues in the second half of the year.  In March 2009, the Company acquired a royalty on the newly commissioned Johnson Camp copper mine.  In September 2008, the Company acquired a royalty on the operating Skyline thermal coal mine.  Also in September 2008, production began at the Gwalia Deeps gold mine and the Avebury nickel mine; however, as of December 31, 2008, the operator of Avebury decided to cease operations and put the mine on care and maintenance due to low nickel prices. The Company also recorded royalty revenues from its Southern Cross and Meekatharra properties.   During the fourth quarter of 2008, the Meekatharra property was placed on care and maintenance.

The significant decrease in earnings (loss) from operations in the fourth quarter of 2008 was due primarily to the recording of an impairment of its Avebury royalty interests of $6.1 million and an impairment of one of its long-term investments of $833,000.  The lower earnings from operations throughout 2008 and 2009 are primarily attributable to the lower gross revenues due to the lower metal prices, the increased mineral tax and the higher amortization due to the increase in production. The lower earnings from operations in the fourth quarter of 2007 of $2,973,000 are primarily attributable to one-time charges to business development expense of 2007 of $1,713,000, related to a business development opportunity.  The Company also had an impairment of $724,000 in the fourth quarter of 2007.

The net loss for the second quarter of 2009 was negatively impacted by the expensing of certain acquisition costs totalling $6.7 million related to the acquisition of 100% of the outstanding common stock of McWatters Mining, Inc. on April 9, 2009. During 2007 and through the third quarter of 2008, the Company’s significant revenues from the Voisey’s Bay royalty was the primary factor resulting in net earnings for those periods.  The significant decrease in net earnings (loss) for the fourth quarter of 2008 was due to the recording of the impairments as noted above. Net earnings of the Company were negatively impacted by foreign currency losses of $1.4 million for the quarter ended June 30, 2009, positively impacted by foreign currency gains of $2.3 million for the quarter ended March 31, 2009, positively impacted by foreign currency gains of $5.0 million for the quarter ended December 31, 2008, negatively impacted by foreign currency losses of $904,000 for the quarter ended September 30, 2008, negatively impacted by foreign currency losses of $117,000 for the quarter ended June 30, 2008, positively impacted by foreign currency gains of $1.1 million for the quarter ended March 31, 2008, and negatively impacted by foreign currency losses of $1.9 million in each of the second and third quarters of 2007 and $2.6 million in the fourth quarter of 2007.

During the second quarter of 2007, the Canadian Federal government enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011, resulting in the realization of a future income tax benefit of $914,000 during the quarter.  On December 14, 2007, the Canadian Federal government enacted additional legislation that incrementally lowers the Federal income tax rate from the current rate of 21% to 15% on January 1, 2012, which resulted in the realization of a future income tax recovery of $8,586,000 during the fourth quarter of 2007.

OUTLOOK

On August 1, 2009, employees at the Voisey’s Bay nickel mine rejected a contract offer and elected to go on strike.  Due to the payment timing and price mechanisms in our royalty contract with Vale Inc. (“Vale”), the operator, the strike should not impact payable metal in the third quarter of 2009.  The impact of the strike, if any, would likely occur in the fourth quarter of 2009 or the first quarter of 2010.  Because the IRC royalty applies to pounds of metal produced, any impact would be to defer revenue, not to reduce it.  In January 2009, Vale reached a new operating agreement with the Government of Newfoundland and Labrador which included limiting shipments of nickel in concentrate from Voisey’s Bay to an average of 55,000 tonnes per year through 2013.  Despite the decrease in expected new production levels from 2008, this new production rate will be more in line with the original mining plan of 2004.  There are no limits on copper and cobalt concentrates.  Actual shipments of nickel in concentrate totalled 74,219 tonnes in 2008; 58,023 tonnes in 2007; and 30,424 tonnes in 2006.  Due to the lower production levels and the lower nickel and copper prices, management expects the 2009 revenue, amortization and royalty tax expense from Voisey’s Bay to decrease from 2007 and 2008.

During 2009, 2008 and 2007, the Company committed over $155.0 million towards the expansion of its existing royalty and investment portfolio.  These investments included the following:

•

A 2.50% NSR royalty on Nord Resources Corporation’s (“Nord”) producing Johnson Camp copper mine located in Cochise County, Arizona.  Nord commenced mining of new copper ore at the Johnson Camp mine in February of 2009 and expects to ramp-up to an average annual production rate of 25 million pounds of copper. For the three months ended June 30, 2009, the mine produced 2.1 million pounds of copper.  The mine is projected to have a life of 16 years based upon current Proven and Probable Reserves of 66.6 million tonnes grading 0.335% copper for total contained copper of 492 million pounds.  Beginning after January 1, 2010, the royalty rate for any given year can be adjusted slightly upward if certain annual production targets are not met, and downward if excess production allows previous short-falls to be recovered.  However, the cumulative rate on copper production can never fall below 2.50%.  The royalty rate on any metals other than copper can be reduced to 1.25%, if cumulative copper production from the mine exceeds 250 million pounds within twelve years.

•

A 77.424% interest in the underlying 1.825% overriding royalty on the producing Skyline Coal Mine located in Utah, United States, providing an effective 1.413% royalty. Production from the Skyline Mine was 2.4 million tonnes from the date of acquisition of September 1, 2008 through June 30, 2009 and the Company reported $574,000 of royalty revenue for the first six months of 2009. The estimated remaining mine life is approximately 3 years as of June 30, 2009.

•

A 1.5% NSR royalty on Inmet Mining Corporation’s (“Inmet”) Las Cruces copper project in Spain.  Inmet has completed construction of the mine and its first copper cathodes have been produced in June 2009 and shipped in July 2009, with a projected annual average production rate over 15 years of 142 million pounds of copper.  Inmet reports that the open-pit mine has Proven and Probable Reserves of 17.6 million tonnes grading 6.2% copper (2.4 billion pounds).

•

A 32.1% interest in the Pascua royalty purchased from a Chilean family.  The Pascua royalty is a sliding-scale royalty on the Pascua-Lama gold project which straddles the Chile-Argentina border, operated by Barrick Gold Corporation (“Barrick”).  The total cost of the acquisitions was $56.5 million in cash and transaction costs.  The acquired royalties apply to the gold and copper produced from the Pascua, i.e., the Chilean side, of the Pascua-Lama project. IRC’s share of the royalty is a linear sliding-scale NSR royalty ranging from 0.4725% at a gold price of $300 or per ounce to 3.15% at a gold price of $800 per ounce.  On April 28, 2009, Chilean tax authorities reached an accord with their counterparts in Argentina over tax issues related to the Pascua-Lama gold project, but said some minor issues remain to be resolved.  On May 7, 2009, Barrick announced formal construction approval for the Pascua-Lama project. Barrick, pending certain permits, has stated that they expect to commission the mine in late 2012 and begin production in early 2013 at an annual rate of 750,000 to 800,000 ounces per year at a cash cost of $20-$50 per ounce.  According to statements made in Barrick’s conference call announcing the construction decision at Pascua-Lama, production in the early years of the mine is expected to be from the Chilean portion of the ore body.

•

An effective 0.28% to 2.79% net smelter return (“NSR”) royalty on the Pinson gold project (“Pinson”) located in Nevada.  Barrick has earned a 70% interest in Pinson by completing feasibility studies at a cost of US$30 million.  This acquisition further increases IRC’s holdings in the Pinson district of Nevada.  Over the past three years, IRC has made three other purchases on the Pinson trend and has established itself as the largest owner of Pinson royalty interests, covering approximately 80% of the known high-grade gold resources.  With the recent additions to the Pinson royalty, IRC’s interests on the known Pinson resources provide the Company with a higher total royalty rate (up to 5.80%) and additional exposure to 14 square miles of regional exploration potential in the Pinson district.

•

A sliding-scale NSR on all silver and gold production from the development-stage Wolverine massive sulphide project in the Yukon.  The royalty rate is a step function based on the price of silver. At silver prices below $5.00 per ounce, there is no royalty payment; at silver prices between $5.00 and $7.50 per ounce, the rate is 3.778%; and at prices above $7.50 per ounce, the rate is 9.445%.  The operator of the mine, Jinduicheng Molybdenum Group Ltd (“Jinduicheng”) has announced that mine is schedule to begin production in mid-2010.

In addition to these acquisitions, several of the Company’s existing royalties have recently, or will soon begin production.  St Barbara Limited, operating in Western Australia, started production at its Gwalia Deeps underground project in the fourth quarter of 2008 at an initial annual rate of 100,000 ounces per year of gold and ramping up to 200,000 ounces per year within 18 months.  The Company holds a 1.5% NSR royalty on Gwalia Deeps.  Production at the Gwalia Deeps project for the first six months of 2009 totalled 54,000 ounces.

In the fourth quarter of 2009, production is expected to begin at Avocet Mining’s Inata gold project (Belahouro) in Burkina Faso, West Africa on which the Company holds a 2.5% NSR royalty.  Avocet recently took over Wega Mining and is expected to give the project access to sufficient resources for timely completion and start up.

In the fourth quarter of 2007, Mercator Gold Plc (“Mercator”) began gold production at its Meekatharra operations in Western Australia at an expected initial rate of 120,000 ounces per year.  Production began in the Yaloginda project area, where the Company owns a 0.45% NSR royalty and was expected to expand into the Paddy’s Flat project area in 2009, where IRC’s royalty rate increases to 1.5%.  Production in the Yaloginda project area for 2008 totalled 39,000 ounces.  In October 2008, Mercator suspended production due to unsafe conditions on a highway near the edge of the pit.  The government has since moved the road.  Mercator put Meekatharra on care and maintenance in the fourth quarter of 2008 and was placed in voluntary administration while it raised new funding or sells the project.  If sold, the mine will remain subject to IRC’s royalty.

In the third quarter of 2008, OZ Minerals Ltd. began production at its Avebury nickel project in Tasmania, Australia. The first sales occurred in August 2008 and IRC recorded its first royalty payment in the third quarter of 2008. On December 19, 2008, OZ Minerals announced that it put the Avebury nickel mine on care and maintenance until further notice due to current market conditions and the low nickel prices.  OZ Minerals has recently agreed to sell various assets, including the Avebury mine to China Minmetals Metals Company (“Minmetals”).  Minmetals has announced that they are investigating the restart of Avebury, subject to the price of nickel being sustained around recent levels of greater than $7.00 per pound.

These additional producing royalties will not only increase the Company’s revenues, but also give it a more diversified producing portfolio in terms of the number of royalties in production, commodities, and geographic locations.  This in turn should produce a more stable and predictable revenue stream in future years.

On April 9, 2009, the Company acquired all of the outstanding common shares of McWatters Mining, Inc. (“McWatters”) representing a 45% voting interest. A class of voting preferred shares created under that Plan of Arrangement and issued to all former common shareholders of McWatters is entitled to 55% of the votes and an amount not exceeding CA$1.0 million of cumulative dividends and redemption amounts.  All income in excess of CA$1.0 million will accrue to the common shares, all of which are owned by IRC.

McWatters was reorganized effective on June 2, 2008, and pursuant to a proposal with its creditors, substantially all of its unsecured creditor claims were acquired by CFT Capital, Inc. (“CFT”), and the balance of such claims have been settled.  At the date of acquisition, McWatters had remaining liabilities of CA$7.3 million which will be payable out of 6.0% of available cash flow of McWatters.  McWatters has approximately CA$140.0 million of available resource deductions and tax-loss carryforwards.  As of April 9, 2009, IRC had advanced approximately $2.0 million to CFT to fund a portion of the cost of the reorganization of McWatters.  This amount is repayable by CFT to IRC from cash flow over five years plus interest of 1.0% per annum.

As a result of the McWatters transaction, the Company was not required to pay taxes to Canada Revenue Agency in June 2009. The Company paid $7.5 million in taxes in June 2008. The Company also reduced its current taxes payable by approximately $4.6 million from its liability at March 31, 2009.

On July 15, 2009, the Company closed an offering of 14,100,000 common shares (the "Common Shares") of IRC at a price of CA$3.55 per Common Share for total gross proceeds of CA$50,055,000. The Company also granted to the underwriters an over-allotment option of up to 2,115,000 Common Shares which were fully subscribed on July 24 ,2009 at a price of CA$3.55 per share for gross proceeds of CA$7,508,250.  Closing of the Option brings total gross proceeds from the Offering to CA$57,563,250, and net proceeds to approximately CA$54.1 million.  IRC’s total common shares outstanding after the issue are 94,695,356 shares.

Because the Company acquired the shares of Archean Resources instead of a direct interest in the Voisey’s Bay Royalty, the Company has no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s current tax liability.

The Company’s debentures are denominated in Canadian dollars.  In order to offset the foreign currency risk associated therewith, the Company entered into an agreement in November 2008 with a bank to fix the exchange rate on the Senior Secured Debentures at CA$1.00 to US$0.834725.

All excess cash is invested in short-term, interest bearing securities until it can be utilized for the acquisition of other royalty interests or as needed for other purposes.  The interest income from those investments will be offset by interest expense on the debentures.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs, upon which the Company relies, are subject to significant risks and uncertainties.  These estimates affect amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  The estimated fair values of stock options require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable and when collection is reasonably assured, pursuant to the terms of the royalty agreements.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production-stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on development, feasibility and exploration stage mineral properties are not amortized. At such time as the associated mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in feasibility and exploration-stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest, such as updated drilling results, operator decisions to cease further expenditures or the expiration of claims, licenses or permits.  The recoverability is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available public information on estimates of proven and probable reserves or other available information.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Financial Instruments

Effective January 1, 2007, all financial instruments have been classified into one of five categories:  held-for-trading assets or liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  Held-for-trading financial instruments are measured at fair value and all gains and losses are included in net income in the period in which they arise.  Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in accumulated other comprehensive income until the instruments are de-recognized or impaired. Loans and receivables, investments held-to-maturity and other financial liabilities are measured at amortized cost using the effective interest method.

The Company’s cash and cash equivalents and restricted cash are classified as held-for-trading, royalties receivable have been classified as loans and receivables, and accounts payable and accrued liabilities have been classified as other financial liabilities.

The Company’s investment in Genoa has been classified as available-for-sale, and accordingly was initially recorded at its fair market value.  There is no quoted market price in an active market for the investment in Genoa, and accordingly, this investment is measured at cost.  The investment in New Horizon Uranium Corporation has been classified as available-for-sale and has been recorded at fair market value.

The Senior Secured Debentures and the Revolving Credit Facility have been classified as loans and receivables and have been recorded at amortized cost.  The fair value of the Senior Secured Debentures as of June 30, 2009 and December 31, 2008 was approximately $24.9 million and $22.4 million, respectively.

The foreign currency contract has been classified as held-for-trading and has been recorded at its fair value.

Derivative financial instruments

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates.  The Company’s policy is not to utilize derivative instruments for speculative purposes.  The Company may choose to designate derivative instruments as hedges.  No hedge accounting has been applied by the Company to date.

All derivative instruments are recorded on the balance sheet at fair value.  Free-standing derivative instruments are classified as held-for-trading financial instruments.  Gains and losses on these instruments are recorded in other expenses in the consolidated statements of earnings in the period they occur.

Fair value of the derivatives is based on quoted market prices where available. The fair values of forward contracts are based on forward market prices.  If a forward price is not available for a forward contract, a forward price is estimated using an existing forward price adjusted for quality or location.

Stock options

The Company determines the fair value of stock option awards to employees using the Black-Scholes model, and these amounts are recognized as an expense over the vesting period of the related options.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

As previously discussed, McWatters has estimated accumulated non-capital losses carried forward for federal and Quebec purposes totalling CA$92.9 million and CA$92.7 million, respectively, which are available to reduce future taxable income.  Due to the complexity inherent in the interpretation of the Income Tax Act (Canada), it is possible that some or all of the McWatters non-capital losses may not be deductible for tax purposes and accordingly, the potential tax benefits of these elements have not been recognized in these consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

Future changes in accounting pronouncements

The following new standards will affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009. The Company adopted the requirements commencing in the interim period ended March 31, 2009, with the exception of the variable interest entities policy which was adopted during the quarter ended June 30, 2009:

Section 3064 – Goodwill and Intangible Assets – This section was issued in February 2008 and replaced CICA 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  This section is effective as of January 1, 2009.  The adoption of this standard did not have any impact on the Company’s financial statements.

Section 1582 – Business Combinations, Section 1601 - Consolidations and Section 1602 – Non-controlling Interests – These sections were issued in January 2009 and are harmonized with International Financial Reporting Standards. Section 1582 specifies a number of changes, including: an expanded definition of a business combination, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses.  Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity.  These new standards are effective for 2011.  Early adoption is permitted.

International Financial Reporting Standards (“IFRS”) – On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011 with appropriate comparative data from the prior year.  Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that will need to be addressed by management.  The Company is currently in the process of developing a conversion implementation plan and is assessing the impacts of the conversion on its consolidated financial statements.

Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guide 15, “Consolidation of Variable Interest Entities” (“AcG 15”).  AcG 15 prescribes the application of consolidation principles for entities that meet the definition of a VIE.  An enterprise holding other than a voting interest in a VIE, could, subject to certain conditions, be required to consolidate the VIE, if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

Related Party Transactions

There were no amounts due from or to related parties at June 30, 2009 and December 31, 2008.

OUTSTANDING SHARE DATA

As of August 13, 2009, there were 94,695,356 common shares outstanding.  In addition there were 6,195,500 director and employee stock options with exercise prices ranging between CA$1.50 and CA$6.25 per share.  There are no outstanding warrants.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Board of Directors and the Audit Committee.  The Company’s chief executive officer (“CEO”) and chief financial officer (“CFO”) have evaluated the effectiveness of the design and operation of these disclosure controls and procedures for the period ending June 30, 2009.  Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to insure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules.

The CEO and CFO acknowledge responsibility for the design of internal controls over financial reporting (“ICFR”), and confirm that there were no changes in these controls that occurred during the most recent interim period ended June 30, 2009 which materially affected, or are reasonably likely to materially affect, the Company’s ICFR.  Based upon their evaluation of these controls for the period ended June 30, 2009, the CEO and CFO have concluded that these controls are operating effectively.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the reserves and resources.  Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource ;

(c)

the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..